October 20, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:          Carlisle Companies Incorporated

Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”) as set forth in your letter dated September 27, 2006 relating to the Company’s Form 10-K for the fiscal year-ended December 31, 2005 (the “2005 Form 10-K) and the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006 (the “2006 Forms 10-Q).

For your convenience, the text of your letter has been reproduced below with the response to each numbered comment set forth immediately below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements

Note 20 – Segment Information, page 74

1.             We have reviewed your response to comment two from our letter dated August 3, 2006.  It still remains unclear to us how you determined that each of your businesses do not constitute your operating segments.  Specifically, we note the following:

•      You have reorganized your business into three operating groups or segments managed by three Group Presidents.  However, your Diversified Products segment is comprised of six unrelated businesses including specialty trailer; wire and cable; refrigerated truck body; brakes; and food service products.  It is not clear to us how you determined that these unrelated businesses should be grouped into one segment.  It is also not clear how you managed all of these unrelated businesses together without examining each individual business separately and discreetly.  Paragraph 13 of SFAS 131 indicates that if the CODM uses more than one set of segment information, other factors may identify a single set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each activity, the existence of segment managers and information presented to the board of directors.  The existence of managers responsible for segments is only one of the criteria for defining operating segments.  The nature of the business activities of each business and the information that you present to your Board of Directors should weight significantly on your decision of what constitutes an operating segment.  In your case, the nature of the business activity is integral to identifying a single set of components as your operating segments.  To the extent that your higher level segment information (ie. three operating segments) is represented by components that contain essentially dissimilar activities, while the lower level components (ie. your individual businesses) contain similar business activities, the lower level may be more representative of your operating segments.  Based on the information you have provided, it appears that your businesses may constitute your operating segments.

•      The information that you present to your Board of Directors is also integral to identifying your operating segments.  We have reviewed the reports that you provided in response to our previous comments including your monthly Board of Director Reports, Financial Reports, Group President Reports and Segment Reports.  We noted that all of your reports include information at the business level.  These reports are reviewed by your CODM, Board and Group Presidents on a monthly basis.  You indicate that the distribution of the reports is not indicative of how you manage your operation.  However, you have not provided any overwhelming evidence to suggest that you are not managed by business.  Based on the financial information provided to your CODM and Board, it would appear that your enterprise is being managed at the business level and your businesses appear to be your reportable operating segments.

After consideration of the above, it appears that your businesses constitute your operating segments.  Therefore, please amend your Form 10-K for year ended December 31, 2005 and any subsequent filings on Form 10-Q accordingly.  Specifically, it appears that each of your businesses in your Diversified Components segment should be separately presented, except to the extent that they meet the aggregation criteria and quantitative thresholds in paragraph 17 through 18 of SFAS 131.  If you believe that any business qualifies for aggregation with another business, please tell us how you reached that conclusion.

It is still Carlisle’s position that the three reporting segments presented in the Company’s 2005 Form 10-K and 2006 Forms 10-Q properly reflects how Carlisle manages its businesses, the requirements of SFAS 131 and is in accordance with Generally Accepted Accounting Principles; however, in consideration of the SEC’s comments with respect to the Diversified Components segment, we propose expanding Carlisle’s reporting segments as described on the following pages.  We respectfully note that the changes proposed herein to Carlisle’s segmentation are subject to review by the Company’s board of directors and external auditors.  Management will meet with the board of directors in November to review these proposed changes prior to filing the Company’s Form 10-Q for the quarter ended September 30, 2006.  Management will also present this proposed segmentation to Ernst & Young for their review and consideration.

Carlisle proposes the division of the Diversified Components segment into the Specialty Products segment, the Transportation Products segment and the General Industry segment (the “All Other Category”).  The following table presents the proposed segmentation and the respective percentage of consolidated revenues, earnings before interest and income taxes (“EBIT”) and assets for each segment:

Segment	% of Estimated 2006 Revenues	% of Estimated 2006 EBIT	% of Estimated 2006 Assets
Construction Materials	43%	54%	37%
Industrial Components	30%	20%	34%
Specialty Products (braking products)	7%	7%	10%
Transportation Products (specialty trailers)	7%	10%	3%
General Industry - All Other Category (wire and cable, refrigerated truck bodies, and foodservice products)	13%	9%	16%

In accordance with paragraph 20 of SFAS 131, total external revenues for the reportable segments must equal or exceed 75% of total consolidated revenue.  Based on estimated sales revenues for the fiscal year ended December 31, 2006, the above segmentation identifies 87% of total revenues in reportable segments.  Of the businesses included in the General Industry segment or All Other category, no business exceeds 10% of consolidated revenues, 10% of EBIT, or 10% of total assets applying the quantitative thresholds specified in paragraph 18 of SFAS 131.  These General Industry segment businesses also do not share a majority of the aggregation criteria with another operating segment.  The Company’s proposed segmentation meets the financial threshold criteria when applied to the Company’s results for the year ended December 31, 2005 and all subsequent periods reported.

Notwithstanding that Carlisle continues to believe that the Diversified Components segment, as previously disclosed, meets the definition of a reporting segment, it is management’s assessment that the only Diversified Components segment businesses that meet the quantitative thresholds for separate reporting are the Company’s brake business and specialty trailer business.  Prior to Carlisle’s change in reporting segmentation in November 2005, the brake business was reported as the Specialty Products segment, and the specialty trailer business was reported as the Transportation Products segment.  The wire and cable, refrigerated truck bodies and foodservice businesses were reported in the General Industry segment.  The proposed segmentation presented in the table returns Carlisle to its segmentation prior to the November 2005 management restructuring.

Carlisle proposes the following steps to affect this change in its reporting segments:

•      The Company’s news release announcing the 2006 third quarter earnings results will include sales and earnings for each of the segments presented in the table.

•      The Company’s notes to the financial statements and Management’s Discussion and Analysis for the Form 10-Q for the quarter ended September 30, 2006 will reflect the required information for each of the segments identified in the table.

•      The Company’s notes to the financial statements and Management’s Discussion and Analysis for the 2006 Form 10-K will reflect the required information for each of the segments, including restating prior periods in accordance with paragraph 34 of SFAS 131.

•      The Segment Information note will include a segment financial data table that will include sales, EBIT, assets, depreciation and amortization, and capital spending for the segments for the years ended December 31, 2006, 2005 and 2004.

•      The Company will make available on its website at www.carlisle.com the quarterly sales and EBIT for each of these segments for 2006, 2005 and 2004.

If you have any questions, you may reach Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and Chief Financial Officer	Vice President, Secretary and General Counsel